[SECUREALERT LETTERHEAD]

December 3, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
John Zitko, Staff Attorney

Re:	SecureAlert, Inc.
Registration Statement on Form S-1
Amendment One Filed November 1, 2010
File No. 333-169324
Ladies and Gentlemen:

We have reviewed the November 10, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning Amendment No. 1 to the Registration Statement on Form S-1/A of SecureAlert, Inc. (“SecureAlert” or the “Company”) filed with the SEC on November 1, 2010 (as amended, the “Registration Statement”) with respect to the proposed registration of shares of SecureAlert common stock (“Common Stock”).

We acknowledge and thank the Staff for taking time to discuss the most recent comment letter with representatives of SecureAlert on November 17, 2010.  We have set forth below the text of each of the Staff’s comments set forth in its comment letter dated November 10, 2010, followed by our response.

All references in the Company’s responses below to pages and captioned sections in the Registration Statement are to Amendment No. 2 to the Registration Statement as filed on Form S-1/A with the Commission on December 3, 2010 (“Amendment No. 2”).  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

General

SEC Comment:

1.  We note your response to comment one from our letter dated October 8, 2010 and that this amendment attempts to register 158,418,000 common shares out of a total of 280,023,255 common shares outstanding.  We continue to believe that, given the size of the transaction being registered, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering.  In particular, we note that you disclose the company undertook a private placement in late 2009 in consideration of “the financial obligations and capital requirements of the company” (page 48) and that the company:

▪	offered Series D shares convertible into common at “an acceptable discount to market for the cash investors,” (page 10 of the DEF14A filed June 23, 2010)

Securities and Exchange Commission
December 3, 2010

▪	obligated itself to reserve 110% of the number of common shares necessary to convert any amount of the Series D then outstanding, and

▪
because the company did not then have enough common stock authorized to effect such conversion, provided the January 2010 Series D purchasers majority voting rights in order to approve the necessary increase in authorized common shares.

Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Please amend your registration statement to identify the selling shareholders as underwriters and include a fixed price at which they must sell all the shares being registered for the duration of the offering.

Response:

Further Reduction in Number of Shares Being Registered

After discussions and negotiations between the Company and the holders of the Series D Preferred stock, we have adjusted the number of shares of Common Stock to be registered to include only those shares underlying Series D Preferred Stock sold subject to demand registration rights and those that have been held for less than six months.  As a result, Amendment No. 2 now covers a total of 47,100,000 shares of Common Stock, reducing the amount to be registered from 158,418,000 shares by 111,318,000 shares.  The reduced amount of shares to be registered represents approximately 20 percent of the issued and outstanding shares of Common Stock held by non-affiliates (as explained in additional detail below) as of November 22, 2010.

Bullet Factors Cited by Staff Not Unique Indicators of a Primary Offering

We also note the comment of the Staff regarding certain circumstances surrounding the private placement of the Series D Convertible Preferred Stock (the “Series D”) overlying the shares of Common Stock that we propose to register under Amendment No. 2 as follows:

▪
The offer and sale of the Series D Preferred Stock was undertaken by the Company to reduce its debt load (and the related requirement to service such debt at high interest rates) and to provide cash for working capital, with shares offered to creditors of the Company in exchange for the conversion or cancellation of debt, as well as to accredited investors for cash.

▪
As with any other private offering of restricted securities, the shares were offered at a discount to the market price of our Common Stock as reflected by sales of such securities in the “over-the-counter” market.  Without such a discount the investors in the private placement would not likely invest in restricted securities.

▪
The Company obligated itself to reserve 110 percent of the number of common shares necessary to convert any amount of the Series D then outstanding in order to provide a sufficient number of shares of Common Stock to accommodate any increase in the number of shares issuable upon conversion of the Series D Preferred Stock under provisions of the Certificate of Rights and Preferences of the Series D Preferred Stock (the “Rights and Preferences”) (for example, as a penalty for failure to deliver conversion shares in a timely manner or in adjustments for certain transactions or contingencies such as mergers or business combinations resulting in changes in the common shares outstanding).  See, e.g., Section 5(a)(v) and Section 5(b) of the Rights and Preferences, as amended (filed as exhibit 3.1 to Current Report on Form 8-K, filed January 14, 2010). Neither the stock purchase agreement for the purchase of the Series D Preferred Stock nor the Rights and Preferences otherwise require adjustments to the conversion ratio of the Series D (fixed at 6,000 shares of common for each share of Series D) based on changes in the market price of the common shares. As noted in our response to the Staff’s letter dated October 8, 2010, there are no reset or price adjustment provisions that would change the number of shares of Common Stock underlying the Series D Preferred Stock based upon fluctuations in the market value of the Common Stock. The Series D Preferred Stock transaction and the required registration of the conversion shares under the Registration Statement are not the types of death-spiral or toxic transactions that Rule 415(a)(4) is intended to guard against.

Securities and Exchange Commission
December 3, 2010

▪
SecureAlert granted special majority voting rights to the Series D investors with the intention that the January 2010 purchasers of the Series D could ensure approval of the amendment to the articles of incorporation of SecureAlert to increase the authorized common shares in an amount necessary to effect conversion of the Series D they acquired in the private placement.  However, as disclosed in the DEF14A filed June 23, 2010 and referenced by the Staff in its comment above, the Company did not rely on (and the Series D holders effectively waived the application of) these majority voting rights to approve the amendment increasing the authorized shares.1  Rather, the amendment was approved based on the most conservative reading of applicable Utah corporate law, and only after the Company obtained approval of the amendment by the existing common shareholders voting separately as a class, the holder of Series D Preferred voting separately as a class, and the holders of the Common and Series D Preferred voting together on an as-converted basis.  As a result, the January 2010 Series D purchasers did not in fact exercise control of the vote increasing the authorized shares and should not be deemed to be control persons or affiliates based on the grant of those special voting rights.  Moreover, the special majority voting rights on their face were strictly limited to voting with respect to two issues only, and no others:  increasing the total number of authorized shares of Common Stock, or reducing the number of shares outstanding.  They were not granted any special majority voting rights, nor any form of “control,” with respect to the myriad of other issues upon which shareholders of the Company may vote.

1
The DEF14A, at page 4, for example, reads, “In connection with designating the rights and preferences of the Series D Preferred Stock, the Company’s Board of Directors granted to the holders of that new class of Preferred Stock special voting rights equivalent to 60 percent (60%) of the issued and outstanding shares of Common Stock, notwithstanding the number of shares of Common Stock actually outstanding, limited solely to votes taken with respect to approving an increase in the authorized capital stock of the Company or a reduction in the number of shares of Common Stock outstanding (the “Special 60% Voting Rights”).  The Board acknowledges that its grant of such rights effectively conferred control to the new preferred holders on the particular issues of increasing the total number of authorized shares of Common Stock, or reducing the number of shares outstanding.  However, the Board of Directors did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company, or conferring control to a particular group of investors, on any other issues.  As discussed beginning on page 7 below, the Board believed that the granting of the Special 60% Voting Rights to the holders of our Series D Preferred Stock upon the first closing of the sale of shares of that class on January 13, 2010, regardless of the number of preferred or common shares then outstanding, and obtaining consents to increase the authorized capital of the Company from each such Preferred Stock purchaser, was within the authority of the Board under the Company’s Articles of Incorporation and Utah law.  However, the Board is not now relying upon the Special 60% Voting Rights to increase the authorized Common Stock.  Notwithstanding those rights, the Board of Directors has now determined to also seek approval of the proposed Amendment described herein by the vote of holders of a majority of the issued and outstanding shares of the Common Stock voting as a class (emphasis added).”

Also, at page 7 of the DEF14A, the Company stated, “Nevertheless, and notwithstanding the Special 60% Voting Rights granted to the holders of the Series D Preferred Stock, the Board of Directors has determined to seek approval of the proposed Amendment described herein by the vote of holders of a majority of the issued and outstanding shares of the Common Stock voting as a class.  Therefore, shareholder approval of the Amendment will be effective upon receipt by us of affirmative consents representing a majority of the Company’s outstanding shares of Common Stock, voting as a separate class, Series D Preferred Stock, voting as a separate class, and Common Stock and Series D Preferred Stock, voting together on an as-converted basis.”

The amendment was approved by the vote of 130,737,502 shares (58 percent) of 225,854,666 shares of Common Stock outstanding as of the record date applicable to the shareholder action sought under the DEF14A. (See, Current Report on Form 8-K, filed July 6, 2010.)

Securities and Exchange Commission
December 3, 2010

Accordingly, the Company acknowledges that at the time of its private placement of the overlying Preferred Stock, it needed capital, it committed to reserve enough shares of its Common Stock to legally permit conversions of the preferred, and that it sold the preferred at a “common equivalent” price that was at a 13 percent discount to the market price at the time.  However, we believe these are characteristics of many traditional PIPE offerings of derivative securities that the Staff has permitted to be registered as secondary, not primary offerings.  Indeed, all private offerings are conducted based on the registrant’s need for capital.  And no private offerings of derivatives would be successful without granting some assurance to the investors that the Company will have sufficient shares of Common Stock to permit conversion of the convertible instruments that have been sold, and without granting some discount to the prevailing market price.  Granting such protections and rights to the investors cannot automatically mean that subsequent conversions and sales of Common Stock by them would always be carried out “on behalf of the registrant” in one large, ongoing primary offering.

In our case, in particular, we believe the Selling Stockholders should not be deemed to be “underwriters” solely because the Company sold at a discount and made it legally possible for them to convert the Series D to Common Stock.  The best indication of whether they were participating in a public distribution by our Company is not that they were initially given the right to legally convert, but that none of them have already converted and sold, even though fully 40,080,000, or 85 percent, of the shares being registered could have been sold already under Rule 144.

Impact of Registration Rights on Issue of Primary Versus Secondary Offering

In our conference call with the Staff on November 17, 2010, reference was made to the registration rights granted to the Selling Stockholders and the relevance of this factor as an indication that the Selling Stockholders may be acting as a conduit or otherwise selling the securities directly on behalf of the Company.  Article VI of the securities purchase agreement for the purchase of the Series D provided piggyback (or in  the case of three purchasers, demand)2 registration rights to purchasers of the Series D. (See, Exhibit 10.1 to Current Report on Form 8-K, filed January 14, 2010.)  Certain of the stockholders have exercised the demand rights granted by the Company and the Company has complied with its obligation to file the Registration Statement.  The grant of registration rights is a relatively common feature of private offerings of restricted securities, included generally to provide a future liquidation event for the investor. However, the ability to resell the registered securities is not the sole reason an investor may require the grant of registration rights.  As indicated in our response to the Staff’s letter dated October 8, 2010, many private investment funds, including a number of the Selling Stockholders, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  This discount is not intended to be a “fee” for distribution of the shares to the public.  That portfolio valuation does not depend on whether the investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to seek to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

2 Comediahill Business S.A., Laemi Real Estates, Inc., and Arfugo Holding, Inc.

Securities and Exchange Commission
December 3, 2010

Moreover, the fact that none of the Selling Stockholders has yet converted his Preferred Shares into Common Stock, even though 40,080,000 of such shares have been held for over 6 months and could now be sold in the public market under Rule 144, is strong evidence that the Selling Stockholders desire to continue hold their investment in the form of Preferred Stock, with all of the preferential dividend, liquidation, and other rights associated with Preferred Stock.

Factors Cited in Company’s November 1, 2010 Response Letter Continue to Support Secondary, Not Primary Offering

Inasmuch as the Company has elected to significantly reduce the number of shares being registered, as well as the number of Selling Stockholders, we have updated information included in our November 1, 2010 response to the Staff’s letter dated October 8, 2010, and summarize below several of the key factors included in our November 1st letter in support of our position that under Rule 415(a)(1), this registration statement pertains to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant.

Selling Stockholders Have Held the Securities for Substantial Periods of Time

The Selling Stockholders have held the Overlying Series D Preferred shares for a period of time ranging from more than three months to more than ten months.  As indicated in the updated Table of Purchase Dates By Selling Stockholders, below, of the total of 7,850 shares of Overlying Series D Preferred sold to date to the Selling Stockholders, a total of 5,000 shares of Series D Preferred, representing 30,000,000 Registered Shares (approximately 64 percent of the Registered Shares) were purchased on January 13, 2010, more than ten months ago.  Another 1,680 shares of Series D Preferred, representing 10,080,000 Registered Shares (approximately 21 percent of all Registered Shares) were acquired between January 14, 2010 and March 24, 2010, more than eight months ago.  The most recent sale in the Private Placement of Series D Preferred overlying shares included in the Registration Statement occurred on August 2, 2010, over three months ago.  Accordingly, no shares of Series D Preferred have been held by the Selling Stockholders for less than three months.  The following table lists the Selling Stockholders and the dates of their purchases of Series D Preferred.

Name	Date of Purchase	No. of Shares	Per Share Price	Purchase Price	Type of Consideration
Laemi Real Estates, Inc.	1/13/10 and 3/19/10	3,330	$500	$1,665,000	Cash
Comediahill Business S.A.	1/13/10 and 3/19/10	2,220	$500	$1,110,000	Cash
Arfugo Holding, Inc.	3/19/10 and 3/24/10	1,110	$500	$555,000	Cash
Vulcan International Trading Limited	6/30/10	500	$500	$250,000	Cash
Soek Ki Kim3	6/14/10	320	$500	$160,000	Cash
Eric John Watson	6/29/10	300	$500	$150,000	Cash
Damian Sadza	8/2/10	50	$500	$25,000	Cash
Robert Unger	3/4/10 and 3/19/10	20	$500	$10,000	Cash
Total		7,850		$3,925,000

These holding periods indicate that the Selling Stockholders are not merely participating in a primary offering of the Registered Shares by the Company.  The holding periods are substantial in comparison to the limited holding periods of only a few days or weeks in a traditional PIPE offering, where instantaneous registration is permitted.  See the Commission’s CDI Interpretation 116.19.  As indicated above, 40,080,000, or 85 percent of the Registered Shares, have been held by the Selling Stockholders for over 6 months, as computed in accordance with Rule 144 (permitting tacking of holding periods of securities underlying convertible securities to the holding periods of the overlying securities).  Six months is the holding period for non-affiliates recognized by the Commission’s Rule 144 as sufficient to establish the presumption that the holders did not buy as statutory underwriters—i.e., with a view towards distributing the shares.

3          Stockholder Kim converted 320 shares of Series D Preferred Stock to 1,920,000 shares of Common Stock on July 16, 2010 and continues to hold these common shares, which are included among the Registered Shares under the Registration Statement.

Securities and Exchange Commission
December 3, 2010

In other words, the best evidence that the Selling Stockholders did not purchase their Series D Preferred shares with the intent to sell and distribute the underlying common is that to date, none have so sold and distributed, in spite of the fact that so many of the Registered Shares legally could have been sold into the public market already.  The 40,080,000 Registered Shares that have been held for over six months as computed in accordance with Rule 144, are held by four of the eight Selling Stockholders.

Holders of the Company’s Common Shares are Better Protected by Completion of the Registration Process for the Registered Shares

We recognize that one of the Staff’s ongoing concerns is the potential negative impact the sale of a large number of newly registered shares could have on the current holders of the Company’s Common Stock.  The Company understands that concern.  However, in terms of permitting this current registration as a secondary offering, why would permitting registration of this proposed secondary offering, at this time, pose any greater risk to the current common shareholders, when public resales could be made now under Rule 144 of over 85% of the Registered Shares?  The potential impact of public resales of the Registered Shares is going to play out and impact the Company’s trading market, whether or not the Company’s current registration statement is allowed to go effective as a registered secondary offering.

We respectfully submit that the Company’s common stockholders would be better “protected” by permitting the Company to proceed with a registered secondary offering of the Registered Shares by way of a registration statement that has been reviewed and commented upon by the Staff.  The Company would be held accountable for the accuracy and completeness of its disclosure in the current registration statement, if allowed to go effective.  There would be no written prospectus to be held accountable to if sales of the same Registered Shares proceed in due course under Rule 144.

Lastly, we believe that the Company’s common stockholders have been protected already, with respect specifically to the Private Offering of the Series D Preferred, by having them consider and approve as a separate voting class in June 2010 whether or not to approve the amendment to the Company’s Articles of Incorporation increasing the number of shares of Common Stock of the Company to expressly permit conversion of the Series D Preferred.

The Circumstances under Which the Selling Stockholders Received the Shares Continue to Support a Seondary Offering Over a Primary Offering

As indicated in our response to the Staff’s letter dated October 8, 2010, the Selling Stockholders acquired the Series D Preferred in a valid private placement that complied with Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  Each Selling Stockholder acted for its own account in acquiring the shares and each Selling Stockholder made extensive representations and warranties in connection with the acquisition of the shares, that it was acquiring the shares for its own account, for investment purposes only and not for the purpose of effecting any distribution of the securities in violation of the Securities Act.  In addition, each Selling Stockholder represented that it was acting individually and not as a group, and that each investor had made its own independent decision to purchase securities in the private placement.

As noted above, the mere fact that the Company granted demand and piggyback registration rights to the Selling Stockholders should not lead to the conclusion that the Selling Stockholders took the Series D Preferred with the intent to distribute the underlying Common Stock.

Securities and Exchange Commission
December 3, 2010

The Company continues to note that it would be extremely difficult for the Selling Stockholders to effect a distribution of the shares of Common Stock issuable to them even if they were so inclined.  There is no evidence that any of the Selling Stockholders have any plan to act in concert to effect a distribution of their shares of Common Stock.  Such a plan would make the Selling Stockholders a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F. Supp 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing same investment documents prepared by one counsel are not a “group”).  Accordingly, the Company does not believe that there is a valid basis to impute to the Selling Stockholders any intent to act in concert to effect a distribution of the shares of Common Stock.

In addition, in light of the thin daily trading volume of the Company’s Common Stock, the Company does not believe that any Selling Stockholder purchased the Series D Preferred shares for the purpose of making a distribution of the shares of Common Stock issuable to it upon conversion of the Series D Preferred. According to the website Yahoo Finance, the ninety-day average daily trading volume of the Common Stock as of November 19, 2010, was approximately 410,000 shares. For all practical purposes, the Selling Stockholders are locked into their investments for an extended period of time, regardless of whether the resale of their shares of Common Stock is registered.

The Selling Stockholders’ Continuing Relationship to the Issuer as Non-affiliates Who Currently Hold Valuable Rights as Preferred Stockholders of the Company, Supports a Secondary Rather than a Primary Offering

All of the Selling Stockholders are accredited investors or institutional investors who represented that they were purchasing their securities for investment and not with a view to making an illegal distribution. None of the Selling Stockholders is an affiliate of the Company.  Their decisions with respect to conversion of their Preferred are completely independent of influence by the Company or its management.  The Company has no basis to believe that any of the Selling Stockholders do not have the intention or ability to hold their shares of Series D Preferred or the underlying Common Stock for an indefinite period. Indeed, it is logical that Selling Stockholders who have not converted their Series D Preferred, or attempted to sell their underlying shares, may simply desire to hold onto the valuable preferred class of stock they bought originally, and currently own.  Given that this class of stock has valuable distribution and liquidation preferences superior to the Common Stock, and already has voting rights “as if converted,” it is reasonable to believe that many of the Selling Stockholders simply prefer to remain, at least for now, preferred stockholders in the Company.

Conclusion:  Selling Stockholders are not Selling Common Shares on Behalf of the Company and Rule 415(a)(1)(i) Should be Available

We believe after considering all of the factors discussed above, together with the other factors discussed in our November 1, 2010 correspondence with Staff, as well as the reduction of the amount of shares to be registered under Amendment No. 2, that the facts and circumstances surrounding this proposed registration support our position that the Registration Statement relates to a valid secondary offering and that all of the Registered Shares covered by Amendment No. 2 can be registered for re-sale on behalf of the Selling Stockholders identified therein, pursuant to Rule 415(a)(1)(i).

SEC Comment:

2.  We reissue comment two from our letter dated October 8, 2010.  We note your response that the company did not disclose the correct value of shares held by non-affiliates on the cover of the Form 10-K filed on January 10, 2010 and that the disclosure should have been $24,454,148.  However, based on the $0.12 reported closing price of your common stock on December 29, 2010 [sic], such a value would still appear to result in the number of common shares held by non-affiliates as 203,784,566 common shares held by non-affiliates.

Securities and Exchange Commission
December 3, 2010

Please advise how such number was calculated and provide an analysis with respect to the total number of currently outstanding common shares held by non-affiliates, providing support for the affiliate status of the selling shareholders disclosed in this registration statement.  We may have further comment.

Response:

We note the Staff’s comment.  The calculation of the number of shares held by non-affiliates for the periods mentioned in this comment (December 29, 2009 and the current date) follows.

December 29, 2009.  For purposes of this analysis, we determined the number of shares held by non-affiliates at December 29, 2009 as follows:

211,765,988		Common shares outstanding as of December 29, 2009
(7,981,421)		Less common shares held by officers and directors
(0	)4	Common shares held by greater than 10% stockholders5
203,784,567		Common shares held by non-affiliates

None of the Selling Stockholders held a significant number (i.e., more than five percent) of our issued and outstanding shares of Common Stock at December 29, 2009.

4  Advance Technology Investors, LLC (“Advance Technology”) is known to us to be the beneficial owner of 12,602,665 shares of Common Stock and 20,418,000 shares of Common Stock issuable upon conversion of 3,403 shares of Series D, or a total of 33,020,665 “common stock equivalents.” However, we do not consider Advance Technology to be an affiliate of the Company for reasons explained below. Although the common shares held by it amount to approximately 11 percent of the issued and outstanding shares of Common Stock of the Company as calculated for purposes of the Company’s beneficial ownership reports pursuant to Rule 13d-3, the beneficial ownership of voting power or “control” held by Advance Technology is actually only approximately seven percent of the total issued and outstanding voting securities of the Company (which voting securities include all outstanding shares of Series D Preferred stock that can be voted on an as-converted basis).  As a result, Advance Technology Investors, LLC cannot exercise voting power above seven percent of the total voting power of the Company’s outstanding voting securities. In addition, it is not otherwise affiliated with any director or officer of the Company and has no power to cause the direction of the management and policies of the Company, by contract or otherwise.

5         Dr. Winfried Kill, who owned 31,924,000 shares of Common Stock at December 29, 2009, was included in the beneficial ownership table in the Company’s Form 10-K for the year ended September 30, 2009. The basis for including this information in the 2009 10-K was information provided by SC13D/A filed by NORD LB, a former stockholder of the Company that reported a transfer of its shares to Dr. Kill with payment due in December 2009.  However, as of December 29, 2009, no SC13D had been filed by Dr. Kill to report his ownership. The Company included the information available to it in the 10-K, but did not consider Dr. Kill to be an affiliate without additional verification of the payment by him of the purchase price and his actual ownership of the shares. For purposes of the Registration Statement and the Company’s Annual Report on Form 10-K to be filed for the year ended September 30, 2010, the Company now considers Dr. Kill to be an affiliate for purposes of calculating the shares held in the public float.

Securities and Exchange Commission
December 3, 2010

November 22, 2010.  The revised aggregate number of shares to be registered for resale (47,100,000) constitutes approximately 20 percent of the Company’s public float.  For purposes of this analysis, we have assumed that the number of shares held by non-affiliates immediately prior to the sale of the shares included in this Registration Statement totals 234,925,335.  We calculate this amount as follows:

294,309,452	Common shares outstanding as of November 22, 2010
(6,022,812)	Less common shares held by officers and directors
(53,361,305)	Less common shares held by greater than 10% stockholder6
234,925,335	Common shares held by non-affiliates

We do not deem any of the Selling Stockholders to be affiliates of the Company for reasons outlined in this paragraph.  None of the Selling Stockholders is the beneficial owner of ten percent or more of any class of our voting securities as calculated pursuant to Rule 13d-3; none of these Selling Stockholders possesses or directly or indirectly owns the power to direct or control the management and policies of the Company.  None of the Selling Stockholders is represented directly or indirectly on, nor is affiliated with any member of, the Company’s board of directors.  None is represented directly or indirectly among or affiliated with the executive officers of the Company.  Certain of the Selling Stockholders (i.e., Comediahill Business, S.A. and Laemi Real Estate, Inc.) were January 2010 Series D purchasers who were granted, but who waived the exercise of, the super-majority voting rights described above, and who otherwise do not possess the power to control the management or business of the Company.

With the adjustment of the number of shares included in the Registration Statement, the table of ownership of the Selling Stockholders at page 45 of the Amendment No. 2, as revised, has been revised as follows:

	Shares of Series D Beneficially Owned Prior to this Offering		Shares of Common Stock Beneficially Owned Prior to this Offering (1)		Percentage of Registered Shares	Shares of Common Stock Beneficially Owned After this Offering Assuming the Sale of All Registered Resale Shares
Name	Number	Percent	Number	Percent		Number	Percent (2)
Laemi Real Estates, Inc. (3)	3,330	9.8%	21,040,304	7.1%	42.4%	1,060,304	*
Comediahill Business S.A. (4)	2,220	6.5%	14,026,868	4.8%	28.3%	706,868	*
Arfugo Holding Inc. (5)	1,110	3.3%	6,950,998	2.4%	14.1%	290,998	*
Vulcan International Trading Limited (6)	500	1.5%	3,046,766	1.0%	6.4%	46,766	*
Soek Ki Kim (7)	320	*	1,929,996	*	4.1%	9,996	*
Eric John Watson (8)	300	*	1,828,327	*	3.8%	28,327	*
Damian Sadza (9)	50	*	303,021	*	*	3,021	*
Robert Unger (10)	20	*	123,837	*	*	3,837	*
TOTALS	7,850	22.1%	49,250,117	16.7%	100%	2,150,117	*

*
Represents beneficial ownership of less than one percent of outstanding shares of the class of voting securities.  As of November 22, 2010, there were 34,124 shares of Series D Preferred Stock issued and outstanding.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable upon conversion of the Series D Preferred, or subject to options or warrants that are currently convertible/exercisable or convertible/exercisable within 60 days of the date of the table, are deemed to be beneficially owned by the person holding those securities or rights. Beneficial ownership after the offering assumes that all Resale Shares offered under this prospectus will be sold to parties unaffiliated with the Selling Stockholders. Shares underlying conversion rights, options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those rights, options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each share of Series D Preferred is convertible into 6,000 shares of Common Stock.

(2)	Assumes the conversion and sale of all of the Registered Shares.

(3)	19,980,000 shares issuable upon conversion of 3,330 shares of Series D Preferred and 1,060,304 shares of Common Stock previously issued as Series D Preferred stock dividends.

6         Dr. Kill, referenced in footnote 4, above.

Securities and Exchange Commission
December 3, 2010

(4)	13,320,000 shares issuable upon conversion of 2,220 shares of Series D Preferred and 706,868 shares of Common Stock issued previously as Series D Preferred stock dividends.

(5)	6,660,000 shares issuable upon conversion of 1,110 shares of Series D Preferred and 290,998 shares of Common Stock issued previously as Series D Preferred stock dividends.

(6)	3,000,000 shares issuable upon conversion of 500 shares of Series D Preferred and 46,766 shares of Common Stock issued previously as Series D Preferred stock dividends.

(7)	1,920,000 shares of Common Stock issued previously upon conversion of shares of Series D Preferred and 9,996 shares issued previously as stock dividends.

(8)	1,800,000 shares issuable upon conversion of 300 shares of Series D Preferred and 28,327 shares of Common Stock issued as Series D Preferred stock dividends.

(9)	300,000 shares issuable upon conversion of 50 shares of Series D Preferred and 3,021 shares of Common Stock issued previously as Series D Preferred stock dividends.

(10)	120,000 shares issuable upon conversion of 20 shares of Series D Preferred and 3,837 shares of Common Stock issued previously as Series D Preferred stock dividends.

Executive Compensation, page 21

SEC Comment:

3.      Please update your disclosure in this section to reflect the fiscal year ended September 30, 2010.

Response:
The Summary Compensation Table on page 22 of Amendment No. 2 and the related notes thereto have been updated to reflect the fiscal year ended September 30, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 29

SEC Comment:

4.      We reissue comment four from our letter dated October 8, 2010.  Please revise the table on page 29 to reflect all persons each [sic] class of your voting securities, including the Series D Preferred, as required by Item 403 of Regulation S-K.

Response:

The beneficial ownership table on page 28 of Amendment No. 2 has been revised.

Exhibit 5.1

SEC Comment:

5.      Please remove the qualification of reliance contained in the penultimate paragraph of the opinion.

Response:

The opinion included in Exhibit 5.1 has been revised to remove the qualification of reliance.

*    *    *

Securities and Exchange Commission
December 3, 2010

     The Company understands that the Staff may have additional comments after receiving Amendment No. 2 and this letter.  The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

▪	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 2 that is marked to show cumulative changes to the Registration Statement.

Please contact the undersigned at (801) 451-6141 if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 2.

Very truly yours,

SecureAlert, Inc.

David G. Derrick
Chief Executive Officer

cc:	John L. Hastings, III
Chad Olsen
(SecureAlert, Inc.)

Kevin R. Pinegar, Esq.
Wayne D. Swan, Esq.
(Durham Jones & Pinegar, P.C.)